Exhibit 99.1

Viomi Technology Co., Ltd Reports First Quarter 2020 Unaudited Financial Results

First quarter net revenues increased by 13.2% year-over-year, exceeding previous guidance

GUANGZHOU, China, May 26, 2020 — Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading IoT @ Home technology company in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial and Operating Highlights

•	Net revenues were RMB765.5 million (US$108.1 million), representing an increase of 13.2% from the first quarter of 2019.

•	Gross margin was 18.8%.

•	Net income was RMB17.8 million (US$2.5 million), compared to RMB41.3 million for the first quarter of 2019.

•	Non-GAAP net income[1] was RMB31.4 million (US$4.4 million), compared to RMB53.1 million for the first quarter of 2019.

•	Number of household users reached more than 3.7 million, compared to approximately 3.2 million as of the end of 2019 and approximately 2.0 million as of the end of the first quarter of 2019.

•	Percentage of household users with at least two connected products reached 18.4%, compared to 17.9% as of the end of 2019 and 15.2% as of the end of the first quarter of 2019.

•	Number of Viomi offline experience stores was approximately 1,500, compared to approximately 1,700 as of the end of 2019.

“Despite challenging industry conditions and ongoing macro uncertainties as a result of the COVID-19 outbreak, we successfully delivered better-than-expected results in the first quarter of 2020,” said Mr. Xiaoping Chen, Founder, Chairman of the Board of Directors and Chief Executive Officer of Viomi. “Net revenues for the first quarter increased 13.2% year-over-year, exceeding our previous guidance and demonstrating the resilience and diversified nature of our business.”

[1]	“Non-GAAP net income” is defined as net income excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

“Since the start of the second quarter, our business and supply chain operations have largely returned back to normal. In addition, we have seen meaningful signs of an overall industry recovery and we have accelerated the execution of our growth strategy for this year. Last week, we hosted our virtual 5G IoT Strategy and 2020 New Product Launch Event, where we presented our vision and product strategy for the imminent 5G + IoT era. The centerpiece of the event was the introduction of our state-of-the-art 21Face Interactive Smart Screen (TV). Equipped with industry-leading specifications, innovative motion-control capabilities and rich content offerings, this product will complete our vision for the fully-integrated and screen-filled IoT @ Home lifestyle experience. In addition, we announced a series of exciting next-generation products, including new lines of water purifiers, 21Face large-screen refrigerators, washing machines, various smart kitchen products and smart devices, together with new online content offerings and partnerships to enhance our user engagement. Moreover, we are expanding our premium AI-centric ‘coKiing’ brand with introductions of additional product categories across full home scenarios, further diversifying our brand and our consumer market. We expect these key initiatives, built upon our successes over the past several years, to bring the Viomi brand to the forefront and the standard-bearer of 5G + IoT for the home environment,” Mr. Chen added.

“Looking ahead in 2020 and beyond, we will adhere to dynamic and prudent business practices while maintaining stable expansion under our 5G + IoT strategic framework. We are fully committed to and confident in achieving our ‘3511’ long-term objectives, our roadmap to becoming a large-scale, high-tech leader in the IoT @ Home space,” concluded Mr. Chen.

“We achieved a solid double-digit increase in net revenues, exceeding our previous guidance, despite the adverse industry conditions in the first quarter. This can be largely attributed to our diversified business, product and channel mix as well as our ever-increasing brand awareness across sales channels and among end-consumers. We also continued to sustain a healthy level of profitability, having implemented a number of stringent cost control measures to offset the adverse industry-wide impacts of COVID-19, while maintaining our commitment to research and development. The Company’s balance sheet remained strong, with approximately RMB1.2 billion of cash and cash equivalents, short-term deposits and investments as of March 31, 2020,” Mr. Shun Jiang, Chief Financial Officer of Viomi, commented.

“While uncertainties remain, we believe our financial strength and operational flexibility will position us well to capture the opportunities ahead, as the industry and broader economy continue to recover,” Mr. Jiang concluded.

First Quarter 2020 Financial Results

Net revenues were RMB765.5 million (US$108.1 million), compared to RMB676.2 million for the first quarter of 2019, primarily due to the successful rollout and increased sales of certain Xiaomi-branded and Viomi-branded products, offsetting the broader industry-wide impacts of COVID-19.

IoT-enabled smart home products. Revenues from IoT-enabled smart home products increased by 8.0% to RMB542.7 million (US$76.6 million) from RMB502.5 million for the first quarter of 2019, primarily due to the continued successful rollout of the Company’s smart kitchen products and other smart products.

•

Smart water purification systems. Revenues from smart water purification systems decreased by 10.0% to RMB108.0 million (US$15.3 million) from RMB120.0 million for the first quarter of 2019. The decline was primarily due to decreases in average selling prices, despite a double-digit year-on-year growth in sales volumes.

•

Smart kitchen and other smart products. Revenues from smart kitchen and other smart products increased by 13.6% to RMB434.7 million (US$61.4 million) from RMB382.5 million for the first quarter of 2019. The growth was primarily driven by the continued successful rollout of certain new products, in particular the Xiaomi-branded sweeper robots, which offset the broader industry-wide impacts of COVID-19.

Consumable products. Revenues from consumable products increased by 35.0% to RMB65.0 million (US$9.2 million) from RMB48.1 million for the first quarter of 2019, primarily due to increased demand for the Company’s water purifier filter products.

Value-added businesses. Revenues from value-added businesses increased by 25.6% to RMB157.8 million (US$22.3 million) from RMB125.6 million for the first quarter of 2019, primarily due to new product introductions, together with increased demand for the Company’s small appliances.

Cost of revenues increased by 27.7% to RMB621.5 million (US$87.8 million) from RMB486.8 million for the first quarter of 2019.

Gross profit was RMB144.0 million (US$20.3 million), compared to RMB189.4 million for the first quarter of 2019. Gross margin was 18.8%, compared to 28.0% for the first quarter of 2019. The decline in gross margin was primarily due to the shifts in the Company’s business and product mix, together with decreases in average selling prices of certain product categories, including the smart water purification systems, in the quarter.

Total operating expenses decreased by 12.4% to RMB134.2 million (US$19.0 million) from RMB153.1 million for the first quarter of 2019, primarily due to stringent expense control measures implemented during the quarter to offset the adverse industry-wide impacts of COVID-19, while continuing to invest in research and development.

Research and development expenses increased by 62.0% to RMB59.3 million (US$8.4 million) from RMB36.6 million for the first quarter of 2019, primarily due to increases in employee-related expenses, expenses associated with new product development and expenses related to the application of patents.

Selling and marketing expenses decreased by 35.1% to RMB65.5 million (US$9.2 million) from RMB100.9 million for the first quarter of 2019, primarily due to a decrease in logistics expenses as well as stringent expense control measures in relation to marketing and promotional activities and other selling and marketing related expenses, implemented during the quarter to offset the adverse industry-wide impacts of COVID-19.

General and administrative expenses decreased by 39.5% to RMB9.5 million (US$1.3 million), compared to RMB15.6 million for the first quarter of 2019, primarily due to the Company’s stringent expense control measures implemented during the quarter to offset the adverse industry-wide impacts of COVID-19.

Income from operations was RMB12.5 million (US$1.8 million), compared with RMB37.1 million for the first quarter of 2019. Non-GAAP operating income2, excluding the impact of share-based compensation expenses, was RMB26.1 million (US$3.7 million), compared with RMB48.9 million for the first quarter of 2019.

Income before income tax expenses was RMB17.9 million (US$2.5 million), compared to RMB47.2 million for the first quarter of 2019.

Income tax expenses were RMB0.1 million (US$18 thousand), compared to RMB5.9 million for the first quarter of 2019.

Net income was RMB17.8 million (US$2.5 million), compared to RMB41.3 million for the first quarter of 2019.

Non-GAAP net income was RMB31.4 million (US$4.4 million), compared to RMB53.1 million for the first quarter of 2019.

[2]	“Non-GAAP operating income” is defined as income from operation excluding share-based compensation expenses. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Balance Sheet

As of March 31, 2020, the Company had cash and cash equivalents of RMB445.9 million (US$63.0 million), restricted cash of nil, short-term deposits of RMB143.0 million (US$20.2 million) and short-term investments of RMB603.3 million (US$85.2 million).

Outlook

For the second quarter of 2020, the Company currently expects:

•	Net revenues to be between RMB1.25 billion and RMB1.28 billion, representing a year-over-year growth of approximately 7.7% to 10.3%.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host a conference call at 8:00 a.m. Eastern Time on Tuesday, May 26, 2020 (8:00 p.m. Beijing Time on May 26, 2020) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982

International:	+1-412-902-4272

Mainland China (Toll Free):	400-120-1203

Hong Kong (Toll Free):	800-905-945

Hong Kong:	+852-3018-4992

Conference ID:	10144139

A telephone replay will be available one hour after the call until June 2, 2020 by dialing:

US (Toll Free):	+1-877-344-7529

International:	+1-412-317-0088

Replay Passcode:	10144139

Additionally, a live and archived webcast of the conference call will be available at http://ir.viomi.com.

About Viomi Technology

Viomi’s mission is to redefine the future home via the concept of IoT @ Home.

Viomi has developed a unique IoT @ Home platform consisting of an ecosystem of innovative IoT-enabled smart home products, together with a suite of complementary consumable products and value-added businesses. This platform provides an attractive entry point into the consumer home, enabling consumers to intelligently interact with a broad portfolio of IoT products in an intuitive and human-like manner to make daily life more convenient, efficient and enjoyable, while allowing Viomi to grow its household user base and capture various additional scenario-driven consumption events in the home environment.

For more information, please visit: http://ir.viomi.com.

Use of Non-GAAP Measures

The Company uses non-GAAP operating income, non-GAAP net income, non-GAAP net income attributable to the Company, non-GAAP net income attributable to ordinary shareholders, non-GAAP basic and diluted net income per ordinary shares and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP operating income is income from operations excluding share-based compensation expenses. Non-GAAP net income is net income excluding share-based compensation expenses. Non-GAAP net income attributable to the Company is net income attributable to the Company excluding share-based compensation expenses. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses. The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.

The Company believes that non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges, and these measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures should not be considered in isolation or construed as alternative to income from operations, net income, or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. We encourage investors and others to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.0808 to US$1.00, the effective noon buying rate for March 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on for March 31, 2020, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies relating to the Company’s industry and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Viomi Technology Co., Ltd

Cecilia Li

E-mail: ir@viomi.com.cn

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: viomi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of March 31,
	2019	2020	2020
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	972,438	445,860	62,967
Restricted cash	30,567	—	—
Short-term deposits	60,000	142,994	20,195
Short-term investments	316,201	603,278	85,199
Accounts and notes receivable from third parties (net of allowance of RMB2,006 and RMB4,688 as of December 31, 2019 and March 31 2020, respectively)	316,189	279,628	39,491
Accounts receivable from a related party (net of allowance of nil and RMB32 as of December 31, 2019 and March 31, 2020, respectively)	707,947	317,299	44,811
Other receivables from related parties (net of allowance of nil and RMB4 as of December 31, 2019 and March 31, 2020, respectively)	23,944	38,264	5,404
Inventories	418,015	371,120	52,413
Prepaid expenses and other current assets	62,314	94,172	13,300

Total current assets	2,907,615	2,292,615	323,780

Non-current assets
Prepaid expenses and other non-current assets	11,170	11,354	1,603
Property, plant and equipment, net	67,293	61,712	8,715
Deferred tax assets	12,276	13,896	1,962
Intangible assets, net	4,357	5,578	788
Right-of-use assets, net	19,762	18,893	2,668
Long-term deposits	—	60,000	8,474

Total non-current assets	114,858	171,433	24,210

Total assets	3,022,473	2,464,048	347,990

Liabilities and shareholders’ equity
Current liabilities
Accounts and notes payable	1,043,159	742,729	104,893
Advances from customers	103,150	40,778	5,759
Amount due to related parties	25,106	4,737	669
Accrued expenses and other liabilities	325,042	208,005	29,376
Short-term borrowing	95,868	—	—
Income tax payables	33,522	31,035	4,383
Lease liabilities due within one year	6,993	6,643	938

Total current liabilities	1,632,840	1,033,927	146,018

Non-current liabilities
Accrued expenses and other liabilities	1,795	1,725	244
Lease liabilities	13,391	12,815	1,810

Total non-current liabilities	15,186	14,540	2,054

Total liabilities	1,648,026	1,048,467	148,072

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	As of December 31,	As of March 31,
	2019	2020	2020
	RMB	RMB	US$
Shareholders’ equity
Class A Ordinary Shares (US$0.00001 par value; 4,800,000,000 shares authorized; 98,444,732 and 98,724,008 shares issued and outstanding as of December 31, 2019 and March 31, 2020, respectively)	6	6	1
Class B Ordinary Shares (US$0.00001 par value; 150,000,000 shares authorized; 110,850,000 shares issued and outstanding as of December 31, 2019 and March 31, 2020, respectively)	6	6	1
Additional paid-in capital	1,192,332	1,206,876	170,443
Retained earnings	195,596	211,029	29,803
Accumulated other comprehensive loss	(19,145)	(7,831)	(1,106)

Total equity attributable to shareholders of the Company	1,368,795	1,410,086	199,142

Non-controlling interests	5,652	5,495	776

Total shareholders’ equity	1,374,447	1,415,581	199,918

Total liabilities and shareholders’ equity	3,022,473	2,464,048	347,990

Note: On January 1, 2020, the Company adopted ASC326, “Financial Instruments-Credit Losses” using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative-effect adjustment to retained earnings, amounting to RMB2.4 million, was recognized as of January 1, 2020.

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Net revenues:
A related party	251,880	404,979	57,194
Third parties	424,329	360,527	50,916

Total net revenues	676,209	765,506	108,110
Cost of revenues (including RMB9,194 and RMB14,593 with related parties for the three months ended March 31, 2019 and 2020, respectively)	(486,787)	(621,540)	(87,778)

Gross profit	189,422	143,966	20,332

Operating expenses(1)
Research and development expenses (including nil and RMB596 with a related party for the three months ended March 31, 2019 and 2020, respectively)	(36,572)	(59,261)	(8,369)
Selling and marketing expenses (including RMB8,134 and RMB8,080 with related parties for the three months ended March 31, 2019 and 2020, respectively)	(100,948)	(65,470)	(9,246)
General and administrative expenses	(15,624)	(9,458)	(1,336)

Total operating expenses	(153,144)	(134,189)	(18,951)

Other income	812	2,741	387

Income from operations	37,090	12,518	1,768

Interest income and short-term investment income	9,707	5,336	754
Other non-operating income, net	431	90	13

Income before income tax expenses	47,228	17,944	2,535

Income tax expenses	(5,900)	(126)	(18)

Net income	41,328	17,818	2,517
Less: Net income (loss) attributable to the non-controlling interest shareholder	138	(157)	(22)

Net income attributable to the Company	41,190	17,975	2,539

Net income attributable to ordinary shareholders of the Company	41,190	17,975	2,539

VIOMI TECHNOLOGY CO., LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME (CONTINUED)

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Net income attributable to the Company	41,190	17,975	2,539
Other comprehensive (loss) income, net of tax
Foreign currency translation adjustment	(14,083)	11,314	1,598

Total comprehensive income attributable to the Company	27,107	29,289	4,137

Net income per ADS*
-Basic	0.60	0.26	0.04
-Diluted	0.57	0.25	0.04
Weighted average number of ADS used in calculating net income per ADS
-Basic	69,266,667	69,768,219	69,768,219
-Diluted	71,720,196	71,943,488	71,943,488
Net income per share attributable to ordinary shareholders of the Company
-Basic	0.20	0.09	0.01
-Diluted	0.19	0.08	0.01
Weighted average number of ordinary shares used in calculating net income per share
-Basic	207,800,000	209,304,658	209,304,658
-Diluted	215,160,587	215,830,463	215,830,463

*	Each ADS represents 3 ordinary shares.

(1)	Share-based compensation was allocated in operating expenses as follows:

	Three Months Ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
General and administrative expenses	1,871	2,376	336
Research and development expenses	6,106	8,240	1,164
Selling and marketing expenses	3,817	2,970	419

VIOMI TECHNOLOGY CO., LTD

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except shares, ADS, per share and per ADS data)

	Three Months Ended
	March 31, 2019	March 31, 2020	March 31, 2020
	RMB	RMB	US$
Income from operations	37,090	12,518	1,768
Share-based compensation expenses	11,794	13,586	1,919

Non-GAAP operating income	48,884	26,104	3,687

Net income	41,328	17,818	2,517
Share-based compensation expenses	11,794	13,586	1,919

Non-GAAP net income	53,122	31,404	4,436

Net income attributable to the Company	41,190	17,975	2,539
Share-based compensation expenses	11,794	13,586	1,919

Non-GAAP net income attributable to the Company	52,984	31,561	4,458

Net income attributable to ordinary shareholders	41,190	17,975	2,539
Share-based compensation expenses	11,794	13,586	1,919

Non-GAAP net income attributable to ordinary shareholders	52,984	31,561	4,458

Non-GAAP net income per ADS
-Basic	0.75	0.45	0.06
-Diluted	0.75	0.44	0.06
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
-Basic	69,266,667	69,768,219	69,768,219
-Diluted	71,720,196	71,943,488	71,943,488
Non-GAAP net income per ordinary share
-Basic	0.25	0.15	0.02
-Diluted	0.25	0.15	0.02
Weighted average number of ordinary shares used in calculating Non-GAAP net income per share
-Basic	207,800,000	209,304,658	209,304,658
-Diluted	215,160,587	215,830,463	215,830,463

Note: The non-GAAP adjustments do not have any tax impact as share-based compensation expenses are non-deductible for income tax purpose.